EXHIBIT 1

Daniel J. Donoghue

Managing Partner

1 312 265 9604

ddonoghue@thediscoverygroup.com

June 11, 2008

The Board of Directors

Attn:  Melanie M. Montenegro, Corporate & Finance Counsel

Spanish Broadcasting System Inc.

2601 South Bayshore Drive, PH II

Coconut Grove, FL 33133

Re:  Disclosure of the Results of the 2008 Annual Stockholders Meeting

Dear Sirs:

Discovery Group has made repeated requests for the results of the voting for director nominees at the 2008 Annual Stockholders Meeting which took place on June 3, 2008.  We are also aware of several other large institutional investors that have made similar inquiries.  Spanish Broadcasting System has refused to provide the requested information.

We suspect that the results will show that a significant percentage of your Class A stockholders withheld their votes for the director nominees.  Perhaps you feel that disclosing those results will be yet another indictment of the mismanagement and poor governance of Spanish Broadcasting System.  To avoid further embarrassment, we understand that you plan to bury the results in the arcana of a filing with the Securities and Exchange Commission to be made as late as August 2008.  That approach would be yet another in a long history of disingenuous tactics designed to shield management and the Board from public scrutiny of their self-serving practices.  We believe public stockholders have a right to be apprised of such important information, and that the Company has a duty to disclose such information, in clear terms and in a timely manner.

Therefore, Discovery Equity Partners, L.P. (“Discovery”), as a stockholder of Spanish Broadcasting System (“SBS”), demands under Section 220 of the Delaware General Corporation law that SBS allow Discovery, its counsel, and/or other representatives to examine and to make copies and extracts of all records of SBS setting forth the results of the voting for directors at the 2008 Annual

Stockholder Meeting, including without limitation any reports of the inspector(s) of election for the meeting under Section 231 of the Delaware General Corporation law.

Discovery, which beneficially owns 3,423,507 shares of SBS’s Class A Common Stock as of the date of this letter, makes this demand in its capacity as a stockholder of the Company.  As documentary evidence of such beneficial ownership by Discovery we have enclosed herewith Discovery’s most recent brokerage statement relating to our SBS investment.

The purpose of the inspection demand set forth above is to enable Discovery, as a stockholder of SBS, to learn the results of the stockholder voting for director nominees at the June 3, 2008 Annual Stockholders Meeting and to communicate with other stockholders of SBS regarding such results.

Discovery affirms that the statements regarding its beneficial ownership of SBS Class A Common Stock and its purpose in making the inspection demand in this letter are true, and that the documentary evidence of beneficial ownership of SBS Class A Common Stock by Discovery provided by Discovery to SBS herewith is a true and correct copy of what it purports to be, in each case under penalty of perjury under the laws of the United States.

Sincerely,

Discovery Equity Partners, L.P.

By:	Discovery Group I, LLC,
its General Partner

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member

Enclosures:

Discovery Group brokerage statement indicating SBSA holdings